                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 3)

                             Alexander's, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, par value $1.00                    01475210
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Ronald F. Daitz, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              March 21, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 01475210                      13D           Page  of


     1     NAME OF REPORTING PERSON:    Citibank, N.A.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       1,353,4681
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  1,353,4681
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,353,468
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:  N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.1%

    14     TYPE OF REPORTING PERSON:    BK

 CUSIP No. 01475210                      13D           Page  of


     1     NAME OF REPORTING PERSON:    Citicorp

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  N/A

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,353,4681
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,353,4681
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,353,4681
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:  N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  27.1%

    14     TYPE OF REPORTING PERSON:    CO

                                      Note
                                      ----

               1. Citicorp, by virtue of its direct ownership of all of the outstanding capital stock of Citibank, N.A., may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own (and to share the power to vote and to direct the disposition of) the 1,353,468 shares of common stock of Alexander's, Inc. owned by Citibank, N.A.































































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

     Item 1.   Security and Issuer
               -------------------
               This Statement relates to the common stock ("Common Stock") par value $1.00 per share, of Alexander's, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 Seventh Avenue, New York, New York 10018.

     Item 2.  Identity and Background
              -----------------------
               (a) - (c), (f) This Statement is being filed by Citicorp ("Citicorp"), a Delaware corporation and Citibank, N.A. ("Citibank"), a national banking association organized under the National Bank Act of the United States of America. Citicorp is a multi-bank holding company principally engaged, through its subsidiaries, in the general banking business. Citibank is principally engaged in the general banking business.

               Citibank is a wholly-owned subsidiary of Citicorp.

               The names, business addresses, principal occupations and citizenship of the executive officers, directors and controlling persons of Citicorp and Citibank are set forth on Schedule A attached hereto.

               (d), (e) During the last five years, none of Citicorp, Citibank, or any of their respective officers, directors or controlling persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------
               Pursuant to the terms of an Amended and Restated Amendment, dated as of March 18, 1992 (the "Amendment"), amending an Amendment, dated as of July 31, 1991 to an Amended and Restated Loan Agreement, dated as of October 26, 1987 (as amended by letter amendments dated October 26, 1988, October 26, 1989 and April 26, 1990 and a Consolidation and Amendment to an Amended and Restated Loan Agreement dated August 8, 1990) by and between The Trump-Alexander's Company, a New York general partnership ("Trump-Alexander's") and Citibank, as agreed to by Donald J. Trump, Trump-Alexander's delivered to Citibank a promissory note

























     NYFS11...:\88\35888\0410\2396\NOT31094.V3A
     in principal amount of $71,205,000 (which included $2,500,000 of capitalized interest as of August 8, 1990) plus accrued and unpaid interest to the date of the transfer of the Shares referred to below (the "Note"). The Note provided that, upon demand by Citibank for payment or on June 30, 1995, Trump-Alexander's would transfer to Citibank, good and valid title to 1,353,468 shares of Common Stock of the Issuer (together with any and all distributions thereon or securities or other property in exchange therefor, in either case receivable after March 18, 1992) (the "Shares"), in exchange for Citibank's agreement to forbear, except upon the occurrence of a Forbearance Termination Date (as defined in the Guarantor Agreement and Consent entered into by Citibank and Donald J. Trump) from seeking any deficiency against Donald J. Trump personally. On April 16, 1992, Trump-Alexander's transferred the Shares to Citibank pursuant to Citibank's previous demand.

     Item 4.  Purpose of Transaction
              ----------------------
               The Amendment was entered into as a result of a restructuring of finances by Donald J. Trump. The purpose of the transaction was to maximize Citibank's recovery on its loan to Trump-Alexander's.

               (a) Citibank continues to analyze the various financial alternatives that may be available to it with respect to realizing on the Shares. Citibank may sell all or from time to time any part of the Shares in the open market and/or privately negotiated transactions. Citibank is also considering providing financing to the Issuer to fund the Issuer's plan of reorganization and ongoing working capital needs, which financing would be on a secured basis.

               (b)-(j) Neither Citibank nor Citicorp has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of
     Schedule 13D. Citibank reserves the right to participate in discussion looking toward an extraordinary corporate transaction by the Issuer with a third party, such as a merger, joint venture or sale of assets. On April 16, 1992, Peter T. Baumann, a Vice President of Citibank, Wendy Silverstein, a Vice President of Citibank, and Patricia Goldstein, a Vice President of Citibank, were elected as directors of the Issuer.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------
               (a) The Shares represent 27.1% of the Issuer's issued and outstanding shares of Common Stock, based on 5,000,850 issued


























     NYFS11...:\88\35888\0410\2396\NOT31094.V3A
     and outstanding shares (as indicated in the Issuer's 10-Q dated November 24, 1993). Citicorp, by virtue of its direct ownership of all of the outstanding capital stock of Citibank may be deemed, for purposes of Rule 13d-3 of the Act, to beneficially own the Shares.

               (b) Citibank has the sole power to vote or to direct the voting of, and the sole power to dispose of or to direct the disposition of the Shares. Citicorp by virtue of its direct ownership of all of the outstanding capital stock of Citibank may be deemed for purposes of Rule 13d-3 of the Act, to beneficially own the Shares.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or Relationships
              --------------------------------------------------------
              with Respect to Securities of the Issuer.
              ----------------------------------------
               Paragraph (a) of Item 4 hereof is incorporated by reference into this Item 6.
















































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

     Item 7. Material to be Filed as Exhibits
             --------------------------------
               1. Joint Filing Agreement, dated March 27, 1992, by and between Citicorp and Citibank.

               2. Power of Attorney from Citicorp to Citibank, dated April 16, 1992.

































































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

                                    SIGNATURE


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:  March 21, 1994        CITIBANK, N.A.



                                   By:/s/ Wendy A. Silverstein
                                      -------------------------------------
                                      Name: Wendy A. Silverstein
                                      Title: Vice President



     Dated:  March 21, 1994        CITICORP



                                   By:/s/ Wendy A. Silverstein
                                      -------------------------------------
                                      As Attorney-In-Fact
                                      Name: Wendy A. Silverstein
                                      Title: Vice President












































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

                                  EXHIBIT INDEX

                                                  Page in
                                                  Sequentially
     Exhibit No.              Description         Numbered Copy
     -----------              -----------         -------------
          1                   Joint Filing             (1)
                              Agreement, dated
                              March 27, 1992,
                              by and between
                              Citicorp and
                              Citibank

          2                   Power of Attorney        (2)
                              from Citicorp to
                              Citibank, dated
                              April 16, 1992













     -------------------------
     (1)  Filed in original Schedule 13D, dated March 27, 1992.

     (2)  Filed in Amendment No. 2 to the Schedule 13D, dated April 16,
     1992.





































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

                                   SCHEDULE A

                                    CITICORP
                                 399 Park Avenue
                            New York, New York  10043

                                 CITIBANK, N.A.
                                 399 Park Avenue
                            New York, New York  10043


               The names of the directors and the names and titles of the executive officers of Citicorp and Citibank, N.A. and their business addresses and present principal occupations are set forth below. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp and Citibank, N.A. and each individual is a citizen of the United States of America.

     Name, Business Address
         and Citizenship           Present Principal Occupation
     ----------------------        ----------------------------
     D. Wayne Calloway             Director*, Chairman and Chief
     700 Anderson Hill Road        Executive Officer of PepsiCo, Inc.
     Purchase, New York  10577

     Colby H. Chandler             Director*, Retired

     Pei-yuan Chia                 Director*, Senior Executive Vice
                                   President, Global Consumer and
                                   Private Bank

     Paul J. Collins               Director, Vice Chairman

     Kenneth T. Derr               Director*, Chairman and Chief
     225 Bush Street               Executive Officer of Chevron
     San Francisco, California     Corporation
       94104

     Lawrence E. Fouraker          Director*, Professor Emeritus
     Soldiers Field                Graduate School of Business
     Boston, Massachusetts         Administration, Harvard University
       02167






____________________
*  Citicorp Director only.





















     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

     H.J. Haynes                   Director, Senior Counselor,
     50 Beale Street               Bechtel Group, Inc.
     San Francisco, California
       94105

     John S. Reed                  Director, Chairman

     William R. Rhodes             Director, Vice Chairman

     Rozanne L. Ridgway            Director*, President of The
     1616 H Street, N.W.           Atlantic Council of the United
     3rd Floor                     States
     Washington, D.C.  20006

     H. Onno Ruding                Director*, Vice Chairman
     (Dutch citizen)

     Donald V. Seibert             Director, Retired

     Frank A. Shrontz              Director*, Chairman and Chief
     P.O. Box 3707                 Executive Officer of The Boeing
     Mail Stop 10-21               Company
     Seattle, Washington
       98124-2207

     Mario H. Simonsen             Director*, Vice Chairman of
     Praia de Borafogo, 18 190     Brazilian Institute of Economics
     Rio de Janeiro, RI, Brazil    The Getulio Vargas Foundation
     (Brazilian citizen)

     Roger B. Smith                Director*, Retired

     Christopher J. Steffen        Director*, Senior Executive Vice
                                   President Citicorp

     Franklin A. Thomas            Director, President of The Ford
     320 East 43rd Street          Foundation
     10th Floor
     New York, New York  10017

     Edgar S. Woolard, Jr.         Director*, Chairman and Chief
     1007 Market Street            Executive Officer of E.I. dupont de
     Wilmington, Delaware  19898   Nemours & Company




____________________
*  Citicorp Director only.






















     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

     Shaukat Aziz                  Executive Vice President, East
     Citibank House                Europe/Middle East/Africa
     P.O. Box 78, 336
     Strand, London WC2R 1HB
     (Pakistani citizen)

     James L. Bailey               Executive Vice President, North
                                   America Consumer

     Ernst W. Brutsche             Executive Vice President, European
     Citibank House                Corporate
     P.O. Box 78, 336
     Strand, London WC2R 1HB
     (German citizen)

     Arthur M. de Graffenried      Chairman, Restructuring Committee,
                                   Cross-Border

     David E. Gibson               Executive Vice President, Private
                                   Bank

     Guenther E. Greiner           Executive Vice President, World
     (German citizen)              Corporation Group

     Thomas E. Jones               Executive Vice President
     (British citizen)

     Charles E. Long               Executive Vice President; Secretary

     Alan S. MacDonald             Executive Vice President, North
                                   America Corporate

     Dionisio R. Martin            Executive Vice President,
     101 Thompson Road             Asia/Pacific Corporate
     United Square #25-01
     Singapore
     (Argentine citizen)

     Robert H. Martinsen           Chairman, Credit Policy Committee

     Robert A. McCormack           Executive Vice President, Real
     599 Lexington Avenue          Estate
     New York, New York 10043




_____________________
*  Citicorp Director only.
























     NYFS11...:\88\35888\0410\2396\NOT31094.V3A

     Victor J. Menezes             Executive Vice President, European
     Avenue de Tervoren            Consumer
       249, B-1150
     Brussels
     (Indian citizen)

     John J. Roche                 Executive Vice President, Legal
                                   Affairs

     Hubertus Rukavina             Executive Vice President

     Gurvirendra Talwar            Executive Vice President,
     5 Shenton Way, 24th Floor,    Asia/Pacific Consumer
     UIC Building
     Singapore  0106
     (Indian citizen)

     Alan J. Weber                 Executive Vice President, Financial
                                   Institutions and Transaction
                                   Services

     Masamoto Yashiro              Executive Vice President, Japan
     A.I.U. Building - 13th        Corporate/Consumer
     Floor
     1-1-3 Marimouchi,
       Chiyoda-Ku
     Tokyo 100 Japan
     (Japanese citizen)

     Ronald X. Zettel              Executive Vice President, Latin
     CAXIA POSTA 770-ZC00          America Consumer
     Rio de Janeiro 20044,
     Brazil






































     NYFS11...:\88\35888\0410\2396\NOT31094.V3A